FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Publication of a Prospectus dated 07 December 2017
Exhibit No. 2	Total Voting Rights dated 29 December 2017
Exhibit No. 3	Director/PDMR Shareholding dated 29 December 2017

Exhibit No. 1

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus relating to The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc £90,000,000,000 Euro Medium Term Note Programme dated 7 December 2017.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7523Y_-2017-12-7.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do.

For further information, please contact:

Scott Forrest
Head of RBS Debt Capital Markets & Capital Strategy
Tel: +44 (0) 20 7678 5313

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifiers:  2138005O9XJIJN4JPN90 /  RR3QWICWWIPCS8A4S074

Exhibit No. 2

The Royal Bank of Scotland Group plc
Total Voting Rights - Conformity with the Disclosure Guidance and Transparency Rules

In conformity with the Disclosure Guidance and Transparency Rules, The Royal Bank of Scotland Group plc ('RBSG') hereby notifies the following in respect of its issued share capital with voting rights as at 29 December 2017:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 December 2017
Ordinary shares of £1	11,964,564,553	4	47,858,258,212
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,965,464,553		47,861,858,212

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

29 December 2017

The Royal Bank of Scotland Group plc
Legal Entity Identifier: 2138005O9XJIJN4JPN90

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

The Company was notified on 28 December 2017 that the Trustee of The Royal Bank of Scotland plc BAYE and Profit Sharing Account purchased ordinary shares of £1 in the Company ("Shares") on that date on behalf of the PDMR named below as a participant in The Royal Bank of Scotland Group plc Buy As You Earn Plan.

PDMR	No. of Shares purchased	Purchase price
Christopher Alan Marks	54	£ 2.76564

For further information contact:-

RBS Investor Relations
Alexander Holcroft
Head of Equity Investor Relations
+44 20 7672 1758

RBS Media Relations
+44(0)131 523 4205

Date: 29 December 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary